UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. de C.V.
ANNOUNCES RESULTS FOR THE FOURTH QUARTER 2012

Guadalajara, Jalisco, Mexico, February 27, 2013 – Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today reported its consolidated results for the fourth quarter ended December 31, 2012. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are presented in nominal pesos.

Adoption of International Financial Reporting Standards:
Beginning on January 1, 2012, the Company adopted IFRS for the preparation and reporting of its financial statements. As a result, figures as of December 31, 2011, which were informed in 4Q11 and prepared in accordance with Mexican Financial Reporting Standards (“MEX NIF”), were adjusted according to IFRS transition rules and are comparable with 4Q12 figures (the effects of adopting IFRS are described in Exhibit “E” of this report).

Summary of Fourth Quarter 2012 vs. Fourth Quarter 2011:

●
The sum of aeronautical and non-aeronautical revenues increased Ps. 76.8 million (7.3%). Aeronautical revenues rose Ps. 45.3 million (5.6%) and non-aeronautical revenues increased by Ps. 31.4 million (13.4%), (non-aeronautical revenues include revenues from checked baggage inspection services), these increases exceeded the Company’s guidance issued in January 2012; the guidance did not include revenues for checked baggage inspection services. Total revenues, that include improvements to concession assets (IFRIC 12), declined Ps. 41.5 million (3.3%) due to the fact that the combined increase of aeronautical and non-aeronautical revenues was offset by a Ps. 118.2 million decrease in revenues from improvements to concession assets (IFRIC 12).

●
Cost of services rose Ps. 61.8 million (25.4%), mainly as a result of a Ps. 26.3 million increase in maintenance costs, a Ps. 15.5 million increase in personnel costs, a Ps. 7.8 million increase in other operating costs, a Ps. 7.6 increase in services costs, and a Ps. 4.6 million increase in security services costs.

●	Government concession taxes and the technical assistance fee increased Ps. 4.2 million (8.1%) and Ps. 0.9 million (2.5%), respectively.

●	Operating income increased Ps. 7.9 million (1.5%).

●
EBITDA increased Ps. 10.6 million (1.5%), from Ps. 715.4 million in 4Q11 to Ps. 726.0 million in 4Q12.  EBITDA margin increased from 57.0% in 4Q11 to 59.8% in 4Q12 (excluding the effects of IFRIC 12, the EBITDA margin declined from 68.1% in 4Q11 to 64.4% in 4Q12).

●	Net income and comprehensive income decreased Ps. 62.7 million (10.6%).

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.

Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Rodrigo Guzmán, Chief Financial Officer	i-advize Corporate Communications
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	Tel: 212 406 3690
Tel: 01152 (333)8801100	gap@i-advize.com
maliaga@aeropuertosgap.com.mx

Operating Results

During the fourth quarter of 2012, total terminal passengers increased by 209.1 thousand passengers, representing a 4.0% increase as compared to the same period in 2011. Domestic passenger traffic increased 5.3% (180.1 thousand additional passengers), while international passenger traffic increased 1.6% (28.6 thousand additional passengers).

Domestic passenger traffic increased as a result of passenger increases at the airports of Guadalajara (56.7 thousand additional passengers), Tijuana (52.1 thousand additional passengers), Guanajuato (23.4 thousand additional passengers), Puerto Vallarta (19.1 thousand additional passengers), Manzanillo (11.6 thousand additional passengers), Aguascalientes (9.2 thousand additional passengers), Los Cabos (7.2 thousand additional passengers), Los Mochis (5.3 thousand additional passengers) and La Paz (1.4 thousand additional passengers). These increases were partially offset by declines at the airports of Mexicali (3.2 thousand fewer passengers), Morelia (1.6 thousand fewer passengers) and Hermosillo (1.1 thousand fewer passengers).

At the Guadalajara airport, the increase in domestic passenger travel was primarily attributable to: i) the opening of routes by Volaris to Puebla, Chihuahua, Los Cabos, and Monterrey, while VivaAerobus opened a route to Cancun, and ii) the increase in frequencies by Volaris to Mexico City, Tijuana and Culiacan; by Grupo Aeroméxico to Culiacan, Chihuahua and Ciudad Obregon; by VivaAerobus to Ciudad Juarez; and by Interjet to Mexico City and Tijuana.

The increase in domestic passenger traffic at the Tijuana airport was due to the opening of routes to Colima, Tepic, Queretaro and Uruapan, and to an increase in frequencies to Mexico City, Guanajuato, Culiacan, Guadalajara, Hermosillo, La Paz, Morelia, Monterrey and Puebla, all by Volaris, while Grupo Aeroméxico and Interjet increased frequencies to Mexico City.

The increase in domestic passenger traffic at the Guanajuato airport was attributable to the opening of a route to Cancun and an increase in frequencies to Tijuana by Volaris, while Aeroméxico Connect increased frequencies to Mexico City and Ciudad Juarez, and VivaAerobus increased frequencies to Monterrey.

The increase in domestic passenger traffic at the Puerto Vallarta airport was primarily due to the opening of the route by Volaris, and to an increase in frequencies by Interjet, Grupo Aeroméxico and Magnicharters to Mexico City, along with an increase in frequencies by Aeroméxico Connect to Ciudad Juarez, Guadalajara and Monterrey.

At the Manzanillo and Aguascalientes airports, this increase was due to a higher number of frequencies by Grupo Aeroméxico to Mexico City from both airports.  In addition, Volaris opened the Aguascalientes to Cancun route.

The increase in domestic passenger traffic at Los Cabos was driven by the opening of the route from the Los Cabos airport to Guadalajara by Volaris, in addition to an increase in frequencies by Interjet, Volaris and Grupo Aeroméxico to Mexico City, by VivaAerobus to Culiacan and Monterrey, and by Interjet to Toluca.

Fourth Quarter Report 2012	Page 2 of 30

International passenger traffic increased by 28.8 thousand passengers in 4Q12 compared to 4Q11, mainly as a result of passenger increases at the airports of Los Cabos (60.0 thousand additional passengers), Puerto Vallarta (7.9 thousand additional passengers), Aguascalientes (4.9 thousand additional passengers), Guanajuato (1.6 thousand additional passengers), Morelia (1.3 thousand additional passengers), Tijuana (1.1 thousand additional passengers), Hermosillo (0.7 thousand additional passengers) and Mexicali (0.1 thousand additional passengers).  This was partially offset by declines at the airports of Guadalajara (46.8 thousand fewer passengers), Manzanillo (1.8 thousand fewer passengers), and La Paz and Los Mochis (0.1 thousand fewer passengers at each).

At the Los Cabos airport, the increase in international passenger traffic was mainly due to the opening of routes by Southwest (operated by AirTran) and Spirit to Orange County and San Diego, respectively, in addition to an increase in frequencies by United, Virgin America, Delta and Alaska Airlines, among other airlines, to various destinations in the United States.

The opening of routes to San Francisco and Abbotsford from the Puerto Vallarta airport by Virgin America and Canjet Airlines, respectively, as well as an increase in frequencies by United to San Francisco, by Canjet Airlines, Air Transat and WestJet to Edmonton, by Alaska Airlines to Los Angeles, Seattle and San Diego, and by WestJet and Air Canada to Calgary and Vancouver, drove in large part the increase in international traffic at the Puerto Vallarta airport. Furthermore, the increase in international passenger traffic at the Aguascalientes airport was mainly due to the increase in frequencies by United to Houston and by Volaris to Los Angeles.

The previously-mentioned increases in international passenger traffic were mainly offset by a decline in passengers during 4Q12 at the Guadalajara airport due to a decrease in frequencies by Volaris to Oakland, Los Angeles and Chicago, and by Aeroméxico to Ontario, Los Angeles, Chicago and Fresno, in addition to the closing of a route operated by Aeroméxico to San Francisco and by Alaska Airlines to Sacramento.

Fourth Quarter Report 2012	Page 3 of 30

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

Fourth Quarter Report 2012	Page 4 of 30

Total Terminal Passengers (in thousands):

Fourth Quarter 2012 Consolidated Results

The sum of aeronautical and non-aeronautical revenues increased Ps. 76.8 million, or 7.3%, from Ps. 1,049.7 million in 4Q11 to Ps. 1,126.5 million in 4Q12. The increase in the sum of aeronautical and non-aeronautical revenues was offset by a decline in revenues from improvements to concession assets (IFRIC 12) of Ps. 118.2 million, or 57.4%, a result of a decrease in committed investments for 2012, which was 45.0% lower than the investments undertaken in 2011. 2011 was the year with the highest annual amount of total committed investments pursuant to the Company’s 2010-2014 Master Development Programs. As a result, total revenues in 4Q12 decreased Ps. 41.5 million (3.3%), from Ps. 1,255.9 million in 4Q11 to      Ps. 1,214.4 million in 4Q12.  Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (“IFRIC 12”), but this recognition does not have a cash impact or an impact on the Company’s operating results.  Amounts included as a result of IFRIC 12 are related to construction undertaken during each quarter in accordance with the Company’s Master Development Programs.

All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and consequently, such margins and ratios may not be comparable to ratios and margins, such as EBITDA margin, operating margin and other ratios that are calculated based on the Company’s results that do have a cash impact.

Fourth Quarter Report 2012	Page 5 of 30

Aeronautical and non-aeronautical revenues

- Aeronautical services revenues increased Ps. 45.3 million, or 5.6%, in 4Q12, representing 59% of the increase in the sum of aeronautical and non-aeronautical revenues, mainly due to the 4.0% increase in total passenger traffic in 4Q12 with respect to 4Q11, due to the fact that 62.3% of the passenger traffic increase during 4Q12 occurred at the six airports with the highest maximum tariffs, and the 5.5% increase as of June 2012 in specific tariffs. Of the total increase in aeronautical services revenues, 76.7% was the result of an increase in revenues from passenger charges, which increased Ps. 31.1 million, or 4.9%, followed by an increase in aircraft landing and aircraft parking revenues, which contributed 20.4% of the total increase and rose by Ps. 13.9 million, or 10.3%.

- Non-aeronautical services revenues increased Ps. 31.4 million (13.4%) in 4Q12, compared to 4Q11, representing 41% of the increase in the sum of aeronautical and non-aeronautical revenues, primarily due to revenue increases from the leasing of space to time share developers, “duty free” stores, car parking, advertising services (a business line directly operated by the Company since June 2011), car rentals, VIP lounges (a business line directly operated by the Company since 4Q11) and food and beverages, which together represented Ps. 39.8 million, or 27.3%, of the total increase in non-aeronautical services revenues.  This increase was partially offset by a 42.9% decline in cost recovery (totaling Ps. 9.0 million), mainly related to checked baggage inspection services.  The increase in car parking revenues, advertising and VIP lounges together represented 51.6% of the total increase in non-aeronautical services revenues.  All of these were business lines either operated directly by the Company or in which the Company participates with certain operations (VIP lounges).

Total operating costs in 4Q12 declined Ps. 49.3 million, or 6.6%, compared to 4Q11, mainly due to a decrease of Ps. 118.2 million in costs of improvements to concession assets related to the effects of IFRIC 12. The decline was partially offset by increases in the costs of services, depreciation of assets, government concession taxes and technical assistance fees, which together increased Ps. 69.7 million.

➢	Cost of services increased Ps. 61.8 million (25.4%) compared to 4Q11, due to the following factors:

o
Employee costs increased Ps. 15.5 million (17.3%) compared to 4Q11, due to the fact that during 4Q12 employee severance payments were Ps. 15.1 million higher than in 4Q11, mainly as a result of outsourcing the servicing of airbuses and passenger walkways at the airports to an independent third party.

o
Maintenance costs rose Ps. 26.3 million (68.0%) compared to 4Q11, due mainly to increases in the cost of maintenance for the electrical infrastructure, equipment, terminal buildings and operational areas, among others.

Fourth Quarter Report 2012	Page 6 of 30

o
Security and insurance costs increased Ps. 4.6 million (12.9%) in 4Q12 compared to 4Q11.  The increase in security costs was mainly due to the contracting of additional personnel from security companies for the inspection of carry-on baggage.

o
Services costs in 4Q12 increased Ps. 7.6 million (25.7%) with respect to 4Q11, mainly due to an increase in electric energy consumption as a result of the opening of the new Terminal 2 in Los Cabos on November 1, 2012, expansions of the Satellite Terminal in Puerto Vallarta and expansions of the terminal building in Tijuana, in addition to higher electricity tariffs.

o
Other operating costs increased Ps. 7.9 million (15.6%), mainly due to the fact that during 4Q12, the Company recognized a reserve for an amount equal to the account receivable from Aviacsa. Although the amount is guaranteed by real estate, the Company considered it prudent to take the reserve given the long legal process that the Company has followed in order to have the real estate adjudicated in its favor.  If the guarantee is received by the Company, then the reserve will be cancelled.  In addition, other operating costs increased due to higher advertising commissions, travel costs and donations. These amounts were offset by the decline in professional fee expenses.

➢
As a result of the increase in aeronautical and non-aeronautical revenues, government concession taxes increased Ps. 4.2 million (8.1%). The technical assistance fee increased Ps. 1.0 million (2.5%), mainly due to the increase in revenues, which was greater than the sum of the cost of services and government concession taxes in nominal terms.

➢
Depreciation and amortization expenses increased Ps. 2.8 million, or 1.3%, compared to 4Q11, due to an increase in investments in machinery, equipment and improvements made to concession assets associated with the Company’s Master Development Programs.

➢
Cost of improvements to concession assets (IFRIC 12) during 4Q12 decreased Ps. 118.2 million from Ps. 206.1 million in 4Q11 to Ps. 87.9 million in 4Q12. This decline was a result of a decrease in committed investments for 2012, which was 45.0% lower than the investments undertaken in 2011. 2011 was the year with the highest annual amount of total committed investments pursuant to the Company’s 2010-2014 Master Development Programs.  These amounts are determined based on the construction and improvements commitments made in the Company’s Master Development Programs for each period and do not have cash impact on the operating results of the Company.

Operating margin increased 200 basis points, from 40.5% in 4Q11 to 42.5% in 4Q12, primarily due to increases in aeronautical and non-aeronautical revenues (operating margin excluding the effects of IFRIC 12 decreased 260 basis points from 48.4% in 4Q11 to 45.8% in 4Q12). The nominal value of operating income increased Ps. 7.9 million, or 1.5%.

Fourth Quarter Report 2012	Page 7 of 30

EBITDA margin increased 280 basis points, from 57.0% in 4Q11 to 59.8% in 4Q12, mainly due to increases in aeronautical and non-aeronautical revenues, as well as a reduction in revenues from improvements to concession assets (EBITDA margin excluding the effects of IFRIC 12 decreased 370 basis points, from 68.1% in 4Q11 to 64.4% in 4Q12).  The nominal value of EBITDA increased Ps. 10.6 million, or 1.5%.

As previously mentioned, margins and financial ratios that include revenues from improvements to concession assets (IFRIC 12) may not be comparable to margins and financial ratios that are calculated with results that do have a cash impact.  Therefore, although operating and EBITDA margins vary when the effects of IFRIC 12 are included, the nominal results of operating income and EBITDA were not affected.

The finance income (expense) decreased Ps. 13.8 million in 4Q12 with respect to 4Q11, from an income of Ps. 12.0 million in 4Q11 to an expense of Ps. 1.9 million in 4Q12. Interest revenues declined 287.4% with respect to 4Q11, or Ps. 11.0 million, due to: i) a Ps. 14.2 million increase in financial costs due to a decline in the capitalization of bank interest in 4Q12, partially offset by a Ps. 2.7 million increase in interest due from an increase in average investment balances.  In addition, the Company recorded a lower exchange rate gain (Ps. 2.8 million lower) in 4Q12 than in 4Q11.  This decrease was due to an increase in the exchange rate in 4Q12 from          Ps. 12.85 per US$1 in September to Ps. 13.01 per US$1 in December (1.2% higher), with a monetary asset position of US$ 33.8 million. Meanwhile, during 4Q11, the exchange rate rose from Ps. 13.42 per US$1 in September to Ps. 13.98 per US$1 in December (4.2% higher), with a monetary asset position of US$ 20.3 million.

Net income and comprehensive income in 4Q12 declined by Ps. 62.7 million, or 10.6%, compared to 4Q11 due to the variations previously explained, as well as due to income taxes, which in 4Q11 produced a deferred income tax benefit of Ps. 69.2 million, while during 4Q12, the Company reported a deferred income tax benefit of only Ps. 12.5 million.  This decrease was the result of the fact that during 4Q11 inflation measured in terms of the variation in the National Consumer Price Index was 2.60%, while during 4Q12, it was 1.42%, thus generating a net result expense of Ps. 56.7 million.

Fourth Quarter Report 2012	Page 8 of 30

Summary of Consolidated Results for 4Q12 (in thousands of pesos):

4Q11	4Q12	Change
Aeronautical Services	815,146	860,464	5.6%
Non aeronautical services	234,590	266,032	13.4%
Services from improvements to concession assets (IFRIC 12)	206,143	87,896	-57.4%
Total Revenues	**1,255,879**	**1,214,392**	**-3.3%**
Cost of services	243,614	305,449	25.4%
Cost of improvements to concession assets (IFRIC 12)	206,143	87,896	-57.4%
Costs Subtotal	**449,757**	**393,345**	**-12.5%**
Operating Income	508,591	516,446	1.5%
EBITDA	715,376	726,010	1.5%
Net income and comprehensive income	589,806	527,117	-10.6%
Net income and comprehensive income per share (pesos)	1.0513	0.9396	-10.6%
Net income and comprehensive income per ADS (US dollars)	0.8110	0.7248	-10.6%
Operating income margin %	40.5%	42.5%	5.0%
Operating income margin % (excluding IFRIC 12)	48.4%	45.8%	-5.4%
EBITDA margin %	57.0%	59.8%	5.0%
EBITDA margin % (excluding IFRIC 12)	68.1%	64.4%	-5.4%
Costs subtotal / Total revenues %	35.8%	32.4%	-9.6%
Cost of services / Total revenues % (excluding IFRIC 12)	23.2%	27.1%	16.8%

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 12.9635 per U.S. dollar (published by the Board of Governors of the Federal Reserve noon buying rate on December 31, 2012).

Other Important Data for 4Q12 (in thousands of pesos):

Fourth Quarter Report 2012	Page 9 of 30

Operating Costs for 4Q12 (in thousands of pesos):

Full-Year 2012 Consolidated Results

The sum of aeronautical and non-aeronautical revenues in 2012 increased Ps. 471.9 million or 12.1%, from Ps. 3,902.5 million in 2011 to Ps. 4,374.4 million in 2012. This increase was offset by a decline in revenues from improvements to concession assets (IFRIC 12) of Ps. 466.0 million. This decline was a result of a decrease in committed investments for 2012, which was 45.0% lower than the investments undertaken in 2011. 2011 was the year with the highest annual amount of total committed investments pursuant to the Company’s 2010-2014 Master Development Programs. Total Revenues in 2012 increased Ps. 5.9 million, or 0.1%, from Ps. 4,938.7 million in 2011 to Ps. 4,944.7 million in 2012.  Revenues from improvements to concession assets are recognized in accordance with IFRIC 12, but this recognition does not have a cash impact or an impact on the Company’s operating results.  Amounts included as a result of IFRIC 12 are related to construction undertaken during each period in accordance with the Company’s Master Development Programs.

All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and consequently, such margins and ratios may not be comparable to ratios and margins such as EBITDA margin, operating margin and other ratios, that are calculated based on the Company’s results.

Fourth Quarter Report 2012	Page 10 of 30

Aeronautical and non-aeronautical revenues

- Aeronautical services revenues increased Ps. 288.1 million, or 9.4%, during 2012, representing 61.0% of the increase in the sum of aeronautical and non-aeronautical services revenues.  This increase was primarily due to a 5.3% increase in passenger traffic compared to 2011, a 0.9% increase in the Mexican Producer Price Index excluding petroleum and a 5.5% increase in specific tariffs as of June 2012. Of the total increase in aeronautical revenues, 83.9% was derived from passenger charges, which rose Ps. 266.4 million (10.4%) in 2012. In addition, revenues from aircraft landing fees and aircraft parking fees together increased Ps. 22.7 million, or 7.5%, representing 7.9% of the total increase in aeronautical revenues.

- Non-aeronautical services revenues increased Ps. 183.9 million, or 22.3%, primarily due to revenue increases in “duty free” stores, revenues from checked baggage inspection services, car parking fees, advertising services (a business line directly operated by the Company since June 2011), time share developers, food and beverages, car rentals, the leasing of commercial spaces and VIP lounges (a business line in which the Company has participated directly with lounges operated by the Company since 4Q11), which together accounted for a Ps. 179.8 million increase, representing 97.8% of the increase in non-aeronautical services revenues.  The increase in revenues from checked baggage inspection services, car parking, advertising services and VIP lounges together represented 48.2% of the total increase in non-aeronautical revenues, all of which are either business lines that the Company operates directly, or in which the Company participates with certain operations (VIP lounges).

Total operating costs during 2012 declined Ps. 271.5 million, or 8.8%, compared to 2011, mainly due to a decline of Ps. 466.0 million in costs of improvements to concession assets related to the effects of IFRIC 12, partially offset by a 9.7% increase in the sum of the cost of services, government concession taxes, technical assistance fees, and depreciation and amortization, which together totaled Ps. 199.7 million.

➢
Cost of services during 2012 increased Ps. 73.1 million (7.4%) compared to 2011 (including an increase in security costs derived from providing checked bagged inspection services). The main drivers of the increase in the cost of services in 2012 were:

o
Employee costs increased Ps. 20.8 million (5.4%) compared to 2011, due to an increase in severance payments of Ps. 14.4 million, mainly as a result of outsourcing the servicing of airbuses and passenger walkways at the airports to an independent third party, in addition to an increase in salaries, annual incentives, labor union fees and others, which together rose to Ps. 7.0 million.

o
Maintenance costs rose Ps. 20.6 million (11.5%) compared to 2011, mainly due to routine maintenance on runways, security equipment, machinery and equipment, in addition to major maintenance undertaken in certain operational areas.

Fourth Quarter Report 2012	Page 11 of 30

o
Security and insurance costs increased Ps. 28.2 million (21.5%) in 2012, mainly due to the contracting of additional personnel for the inspection of carry-on baggage and the operation of the systems providing checked baggage inspection services to those airlines that have signed a corresponding contract with the Company.

o
Services costs in 2012 increased Ps. 17.4 million (14.2%) with respect to 2011, mainly due to an increase in electricity tariffs and an increase in energy consumption as a result of placing into operation the checked baggage inspection equipment, the expansion of the terminal building in Tijuana, the opening of the new Terminal 2 at the Los Cabos airport and the opening of the expansion at the Satellite Terminal building at the Puerto Vallarta airport.

o
Other operating costs in 2012 decreased Ps. 13.9 million (8.0%) compared to 2011. This decrease was mainly due to the fact that during 2011 the Company incurred Ps. 35.7 million in legal costs related to proceedings commenced against the Company and costs incurred in bidding to operate the San Gonzalo de Amarente airport in Natal, Brazil. Both expenses did not recur in 2012. These declines were partially offset in 2012 by: i) a reserve recognized by the Company for an amount equal to the account receivable from Aviacsa. Although the amount is guaranteed by real estate, the Company considered it prudent to take the reserve given the long legal process that the Company will need to undertake in order to have the real estate adjudicated in its favor.  If the guarantee is received by the Company, then the reserve will be cancelled; ii) an increase during 2012 in commission payments related to advertising revenues; iii) an increase in donations related to the Company’s social responsibility commitments; and iv) costs related to the operation of the VIP lounges and convenience stores business lines.

➢
As a result of the increase in revenues, government concession taxes increased Ps. 23.5 million (12.1%) during 2012. The technical assistance fees increased Ps. 18.9 million (13.9%) during 2012, mainly due to the sum of aeronautical and non-aeronautical revenues increased more than the sum of the cost of services and the government concession taxes in nominal terms.

➢
Depreciation and amortization expenses increased Ps. 84.3 million, or 11.3%, in 2012 compared to 2011, due to an increase in investments in machinery, equipment and improvements made to concession assets in compliance with the Company’s Master Development Programs.

➢
Cost of improvements to concession assets (IFRIC 12) decreased Ps. 466.0 million in 2012, from Ps. 1,036.2 million in 2011 to Ps. 570.2 million in 2012.  This decline was a result of a decrease in committed investments in 2012, which were 45.0% lower than the investments undertaken in 2011. 2011 was the year with the highest annual amount of total committed investments pursuant to the Company’s 2010-2014 Master Development Programs.  These amounts are determined based on the construction and improvement commitments made in the Company’s Master Development Programs for each period and do not have cash impact on the Company’s operating results.

Fourth Quarter Report 2012	Page 12 of 30

The Company’s operating margin in 2012 increased 550 basis points, from 37.2% in 2011 to 42.7% in 2012, primarily due to increases in aeronautical and non-aeronautical revenues (operating margin excluding the effects of IFRIC 12 increased 130 basis points, from 47.0% in 2011 to 48.3% in 2012). Operating income in nominal terms increased Ps. 277.5 million (15.1%).

EBITDA margin increased 730 basis points, from 52.2% in 2011 to 59.5% in 2012, mainly due to increases in aeronautical and non-aeronautical revenues, as well as to a reduction in the revenues from improvements to concession assets (EBITDA margin excluding the effects of IFRIC 12 rose 110 basis points, from 66.1% in 2011 to 67.2% in 2012).

As previously mentioned, margins and financial ratios that include revenues from improvements to concession assets (IFRIC 12) may not be comparable to margins and financial ratios that are calculated only with results that have a cash impact.  Therefore, although operating and EBITDA margins vary upon including the effects of IFRIC 12, the nominal results of operating income and EBITDA were not affected.

The finance income (expense) experienced a negative variation of Ps. 51.3 million in 2012 with respect to 2011, from an income of Ps. 37.3 million in 2011 to an expense of Ps. 14.0 million in 2012.   This decrease was mainly due to the impact of exchange rate variations, which went from a gain of Ps. 22.6 million in 2011 to a loss of Ps. 14.8 million in 2012, resulting in a negative impact of Ps. 37.4 million. This decline occurred due to the 13.1% devaluation of the Mexican peso versus the U.S. dollar during 2011, while during 2012, the Mexican peso appreciated 6.9%; additionally, the Company held a larger dollar position. Furthermore, interest revenues declined from Ps. 14.7 million in 2011 to Ps. 0.8 million in 2012, due to a decline in interest capitalization for investments as a result of a decrease in committed investments in 2012 compared to 2011.

Net income and comprehensive income in 2012 increased Ps. 160.4 million, or 10.0%, compared to 2011, mainly as a result of the increase in aeronautical and non-aeronautical services previously mentioned, which was offset by an increase in operating costs, financial costs and income taxes, the last of which increased Ps. 65.7 million.

Fourth Quarter Report 2012	Page 13 of 30

Summary of Consolidated Results for 12M12 (in thousands of pesos):

Other Important Data for 12M12 (in thousands of pesos):

Fourth Quarter Report 2012	Page 14 of 30

Operating Costs for 12M12 (in thousands of pesos):

Tariff Regulation

The Mexican Ministry of Communications and Transportation (“SCT”) regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit (“WLU”) at each airport.

Regulated revenues for 2012 were Ps. 3,365.9 million, resulting from average aeronautical revenue of Ps. 147.0 per WLU. Regulated revenues accounted for 68.1% of total revenues and 76.9% of the sum of aeronautical and non-aeronautical revenues for the period.

The SCT annually reviews the Company’s compliance with the maximum rates, and has confirmed that the Company complied for 2011. The 2012 review has not yet commenced.

Statement of Financial Position

As of December 31, 2012, the Company had a balance of cash and cash equivalents of Ps. 1,663.7 million, of which Ps. 24.9 million are held in a trust to pay for the installation of the checked baggage inspection services, as well as for advanced payments for construction work at the Tijuana airport. Additionally, it is important to mention that the amount of cash and cash equivalents includes guaranteed deposits from airlines of Ps. 380.5 million.

As of December 31, 2012, the Company’s principal assets consisted of the balance of the concession value of Ps. 10,179.4 million, rights to use airport facilities for Ps. 1,270.5 million and improvements to concession assets, machinery, equipment, as well as improvements on leased buildings of Ps. 5,761.6 million. These balances represented approximately 41.2%, 5.2% and 23.5%, of total assets, respectively.

Fourth Quarter Report 2012	Page 15 of 30

The balance of “deferred income tax” assets increased Ps. 178.3 million as of December 31, 2012 as compared to December 31, 2011.  This increase occurs because the accounting values of the airport concessions assets, rights to use airport facilities and improvements to concession assets do not include the effects of inflation.  As a result, the accounting values are less than the taxable values which recognize inflationary effects and result in the primary driver of the increase in deferred income taxes in 2012.

CAPEX

During 2012, the Company invested Ps. 979.0 million in capital expenditures, mainly for investments carried out during 2012, and partially related to investments for which payment was pending at the close of 2011, in accordance with IAS 7 “Statement of Cash Flows”.

Recent Events

•
On December 13, 2012 GAP announced that, in-line with the Company’s debt strategy, effective December 5, 2012, GAP received the first disbursement of a line of credit for the Guadalajara, Los Cabos, Puerto Vallarta, Hermosillo and Guanajuato airports for a total of Ps. 287.8 million, established with BBVA BANCOMER, with the objective of reducing the Company’s long-term financing costs by reducing the interest rate differentials by 15 basis points. The main objective of the above-mentioned line of credit is to prepay, without penalty, the debt contracted with Banco Nacional de México (Banamex) in 2011. The Company obtained a simple loan without actual guarantees other than cross-guarantees between the airports receiving disbursements at an interest rate equal to the 91-day TIEE plus 120 basis points to be paid in 28 quarterly installments. On December 5, 2012, the Company received the first disbursement for Ps. 46.7 million. On December 21, 2012, the Company received the second disbursement for Ps. 58.3 million and on January 9, 2013, the Company received the third disbursement for Ps. 182.8 million.

•
On December 7, 2012 and on December 23, 2012, the Company prepaid the balance of the Company’s bank loans corresponding to the disbursements received on June 7, 2011 and December 23, 2011 for Ps. 77.9 million and Ps. 105.3 million, respectively, related to the simple credit agreement signed with Banamex on June 6, 2011.

•	On January 11, 2013, the Company made the last loan payment to Banamex, corresponding to the contract signed on June 6, 2011 for Ps. 104.6 million.

•
On January 17, 2013, the Company announced, in relation to the material event notice issued by the Company on March 2, 2012, that, following a petition by Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer, the State of Jalisco’s Fifth Mercantile Court issued a new ruling that lifted the previously decreed injunctions meant to safeguard GAP’s corporate by-laws.

Fourth Quarter Report 2012	Page 16 of 30

Based on the above, GAP, in defense of its corporate by-laws, has contested the ruling before the appropriate judicial authority as departing from the letter of the law. GAP believes that the new ruling issued by the State of Jalisco’s Fifth Mercantile Court does not mean that the restriction placed on stock brokers is void due to the fact that the new ruling has been appealed by the Company and that the new ruling has no retroactive application.

•
On February 7, 2013, the municipal authorities of Tijuana issued an order for payment requiring that the Tijuana Airport pay property taxes of Ps. 15.2 million for the 2008 – 2012 period within three business days. The Company will seek a judicial injunction to nullify what it considers an illegal requirement and will secure the required amount, pending the outcome of the judicial proceeding.

•
On February 25, 2013, GAP was notified of a decision by an intermediate appellate court that confirmed the resolution of Mexico City’s First Civil Judge that declared certain of the Company’s by-laws to be invalid. This decision, which is not yet final, will be appealed by GAP. Consequently, the Company’s by-laws remain valid and binding upon the Company’s shareholders.

Changes to Accounting Policies

Beginning January 1, 2012, the Company reports its financial statements in accordance with IFRS, for both the quarterly and full-year 2012 periods, comparing them with the same periods of the previous year.  Until December 31, 2011, the Company’s financial information was prepared in accordance with MEX NIF.

* * *
Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Fourth Quarter Report 2012	Page 17 of 30

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a fourth party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.
* * *

Exhibit A: Operating Results by Airport (in thousands of pesos):

Airport	4Q11	4Q12	Change	12M11	12M12	Change
Guadalajara						
Aeronautical services	308,607	313,706	1.7%	1,141,167	1,221,886	7.1%
Non aeronautical services	80,900	84,735	4.7%	287,174	339,221	18.1%
Improvements to concession assets (IFRIC 12)	50,572	28,659	-43.3%	189,794	132,211	-30.3%
Total Revenues	**440,080**	**427,100**	**-2.9%**	**1,618,136**	**1,693,317**	**4.6%**
Operating Income	233,910	215,486	-7.9%	847,069	915,019	8.0%
EBITDA	**288,322**	**275,316**	**-4.5%**	**1,057,240**	**1,155,557**	**9.3%**
Tijuana						
Aeronautical services	117,457	125,767	7.1%	437,238	486,674	11.3%
Non aeronautical services	25,677	31,711	23.5%	92,010	113,157	23.0%
Improvements to concession assets (IFRIC 12)	11,726	37,609	220.7%	157,310	49,762	-68.4%
Total Revenues	**154,860**	**195,086**	**26.0%**	**686,558**	**649,593**	**-5.4%**
Operating Income	51,716	61,470	18.9%	212,065	241,563	13.9%
EBITDA	**87,785**	**93,637**	**6.7%**	**329,143**	**371,879**	**13.0%**
Puerto Vallarta						
Aeronautical services	107,929	113,474	5.1%	423,820	451,560	6.5%
Non aeronautical services	37,096	40,737	9.8%	142,293	159,754	12.3%
Improvements to concession assets (IFRIC 12)	40,341	15,657	-61.2%	207,288	88,139	-57.5%
Total Revenues	**185,367**	**169,868**	**-8.4%**	**773,401**	**699,454**	**-9.6%**
Operating Income	60,978	72,523	18.9%	275,995	298,352	8.1%
EBITDA	**96,993**	**103,336**	**6.5%**	**387,425**	**416,855**	**7.6%**
Los Cabos						
Aeronautical services	123,498	137,562	11.4%	485,138	543,341	12.0%
Non aeronautical services	59,115	76,974	30.2%	191,352	268,587	40.4%
Improvements to concession assets (IFRIC 12)	57,507	- 36,157	-162.9%	366,186	173,878	-52.5%
Total Revenues	**240,121**	**178,379**	**-25.7%**	**1,042,676**	**985,808**	**-5.5%**
Operating Income	108,870	121,189	11.3%	405,197	487,327	20.3%
EBITDA	**135,316**	**154,140**	**13.9%**	**498,245**	**602,711**	**21.0%**

Fourth Quarter Report 2012	Page 18 of 30

Exhibit A: Operating Results by Airport (in thousands of pesos) - continued:

Airport	4Q11	4Q12	Change	12M11	12M12	Change
Hermosillo						
Aeronautical services	43,425	44,573	2.6%	149,920	168,732	12.5%
Non aeronautical services	7,991	9,108	14.0%	26,034	31,790	22.1%
Improvements to concession assets (IFRIC 12)	9,492	6,417	-32.4%	33,792	11,564	-65.8%
Total Revenues	**60,909**	**60,097**	**-1.3%**	**209,746**	**212,086**	**1.1%**
Operating Income	18,539	13,431	-27.6%	63,229	68,319	8.0%
EBITDA	**28,517**	**24,302**	**-14.8%**	**101,682**	**111,684**	**9.8%**
Guanajuato						
Aeronautical services	35,710	40,226	12.6%	135,946	156,768	15.3%
Non aeronautical services	8,466	8,266	-2.4%	31,053	34,987	12.7%
Improvements to concession assets (IFRIC 12)	14,152	14,215	0.4%	43,739	45,211	3.4%
Total Revenues	**58,328**	**62,707**	**7.5%**	**210,738**	**236,966**	**12.4%**
Operating Income	16,899	17,895	5.9%	58,212	73,969	27.1%
EBITDA	**26,090**	**27,518**	**5.5%**	**95,365**	**112,803**	**18.3%**
Others (1)						
Aeronautical services	78,519	85,156	8.5%	304,697	337,021	10.6%
Non aeronautical services	15,344	14,502	-5.5%	54,664	60,956	11.5%
Improvements to concession assets (IFRIC 12)	22,353	21,497	-3.8%	38,119	69,468	82.2%
Total Revenues	**116,216**	**121,155**	**4.2%**	**397,480**	**467,445**	**17.6%**
Operating Income	- 1,966	1,298	-166.1%	- 3,413	12,101	-454.5%
EBITDA	**29,805**	**29,977**	**0.6%**	**119,646**	**139,225**	**16.4%**
Total						
Aeronautical services	815,146	860,464	5.6%	3,077,927	3,365,982	9.4%
Non aeronautical services	234,590	266,032	13.4%	824,580	1,008,452	22.3%
Improvements to concession assets (IFRIC 12)	206,144	87,896	-57.4%	1,036,227	570,233	-45.0%
Total Revenues	**1,255,880**	**1,214,392**	**-3.3%**	**4,938,734**	**4,944,667**	**0.1%**
Operating Income	488,906	502,850	2.9%	1,858,356	2,096,650	12.8%
EBITDA	**692,787**	**707,783**	**2.2%**	**2,588,745**	**2,910,714**	**12.4%**

(1) "Others" include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

Fourth Quarter Report 2012	Page 19 of 30

Exhibit B: Consolidated Statement of Financial Position (in thousands of pesos):

Fourth Quarter Report 2012	Page 20 of 30

Exhibit C: Consolidated Statement of Cash Flows (in thousands of pesos):

Fourth Quarter Report 2012	Page 21 of 30

Exhibit D: Consolidated Statement of Comprehensive Income (in thousands of pesos):

Fourth Quarter Report 2012	Page 22 of 30

Exhibit E: International Financial Reporting Standards Adoption (in thousands of pesos):

In January 2009, the Comisión Nacional Bancaria y de Valores (The National Banking and Securities Commission or the “CNBV”) issued a statement whereby it set forth the requirement that listed companies which report their financial information to investors prepare and report financial information, based on International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB").

The Company’s consolidated financial statements for the year ending December 31, 2012 are the Company’s first annual financial statements that comply with IFRS. The transition date is January 1, 2011 and, therefore, the year ended December 31, 2011 will be the comparative period established by IFRS 1, “First-Time Adoption of International Financial Reporting Standards”. According to IFRS 1, the Company applied the relevant obligatory exceptions, as well as certain optional exemptions to the retroactive applications of IFRS to the financial statements for the above dates.

i.           Mandatory exceptions – The Company applied the relevant mandatory exceptions to the retroactive applications of IFRS as follows:

           Calculations of estimates – Estimates prepared under IFRS are consistent with the estimates recognized under MEX NIF as of the same date, unless the Company is required to adjust such estimates to conform with IFRS.

-	Moreover, the Company estimated that the following mandatory exceptions had no effect on its consolidated financial statements at the date of transition to IFRS:
- Derecognition and transfer of financial assets and liabilities
- Hedge accounting
- Non-controlling interests

ii.           Optional exemptions – The Company chose the following optional exemptions to the retroactive application of IFRS:

- Deemed Cost – The deemed cost exemption was applied; therefore, the Company has opted to use the MEX NIF revaluation at December 31, 2007 of its machinery, equipment and improvements on leased buildings as its deemed cost at the transition date to IFRS, which represents the cost or depreciated cost in accordance with IFRSs, adjusted to reflect changes in the NCPI or CPI as applicable. The Company recognized improvements to concession assets, airport concessions, rights to use airport facilities, other acquired rights and other assets at their historical cost. These intangible assets are directly related with the concession, which is also presented as an intangible asset.  Additionally, the Company has opted to recognized the fair value recognized for purposes of MEX NIF at the date of the airports privatization process as its deemed cost (its event driven fair value) and therefore eliminated the inflation effects recognized through December 31, 2007 as the cumulative inflation recognized under MEX NIF occurred during periods that were not considered to be hyperinflationary in IFRS.

- Postemployment benefits – The Company applied the exemption in IFRS 1, recognizing all the accrued actuarial gains and losses against retained earnings at their transition date.

Fourth Quarter Report 2012	Page 23 of 30

 Borrowing costs – The Company began capitalizing its borrowing costs on the transition date under IAS 23 Borrowing Costs. The borrowing costs included previously under MEX NIF were subject to the deemed cost option mentioned above.

The following table contains the Consolidated Statement of Financial Position as of December 31, 2011, prepared in accordance with IFRS.  The amounts contained in this table were determined based on the figures reported under MEX NIF, which were adjusted according to IFRS.

Fourth Quarter Report 2012	Page 24 of 30

The following table contains the Consolidated Statement of Net Income and Comprehensive Income for the three and twelve months ended December 31, 2011 prepared in accordance with IFRS.  The amounts contained in this table were determined based on the figures reported under MEX NIF, which were adjusted according to IFRS transition rules.

MEX NIF Amounts 4Q11	Transition Effects	IFRS Amounts 4Q11	MEX NIF Amounts Dec 31, 2011	Transition Effects	IFRS Amounts Dec 31, 2011
Revenues						
Aeronautical services	815,146	-	815,146	3,077,927	-	3,077,927
Non-aeronautical services	234,590	-	234,590	824,580	-	824,580
Improvements to concession assets (IFRIC 12)	206,143	-	206,143	1,036,227	-	1,036,227
Total revenues	**1,255,879**	-	**1,255,879**	**4,938,734**	-	**4,938,734**
Operating Costs						
Cost of services	249,476	- 5,861	243,614	984,878	2,060	986,938
Technical assistance fee	37,423	-	37,423	136,191	-	136,191
Government concession taxes	51,794	-	51,794	193,802	-	193,802
Depreciation and amortization	257,793	- 51,008	206,785	944,094	- 201,125	742,969
Cost of improvements to concession assets (IFRIC 12)	206,143	-	206,143	1,036,227	-	1,036,227
Total operating costs	-	- 915	1,529	-	- 2,759	6,587
Operating Income	**802,629**	**- 57,784**	**747,288**	**3,295,193**	**- 201,824**	**3,102,714**
	453,250	**57,784**	**508,590**	**1,643,541**	**201,824**	**1,836,020**
Finance income (expense)						
Other (expense) income	- 2,444	2,444	-	- 9,346	9,346	-
Earnings before income taxes	19,056	- 7,042	12,014	63,664	- 26,346	37,318
Income taxes	**469,862**	**50,742**	**520,605**	**1,697,860**	**175,478**	**1,873,338**
Net income and comprehensive income	83,517	- 14,316	69,201	- 213,419	- 48,339	- 261,758
Net income and comprehensive income	**553,379**	**36,426**	**589,806**	**1,484,441**	**127,140**	**1,611,580**

The following table contains the Statement of Change in Stockholders Equity as of December 31, 2011 and December 31, 2012, prepared in accordance with IFRS.

Fourth Quarter Report 2012	Page 25 of 30

The amount of the reduction in the Company’s capital stock approved at the Extraordinary Shareholders held on September 25, 2012 for a total amount of Ps. 870.0 million, presented in the Statement of Change in Stockholders Equity listed above, is comprised of Ps. 572.5 million in historical value and Ps. 297.5 million for the value of inflation recognized through December 31, 2007 in accordance with Mexican Financial Reporting Standards. This is because for legal and tax purposes in Mexico, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing and presenting separate financial information under MEX NIF.  Therefore, for any transaction between the Company and its shareholders related to Stockholders Equity, the Company must take into consideration the accounting balances prepared under MEX NIF as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MEX NIF.

As of December 31, 2012, Shareholders’ Equity balances in accordance with MEX NIF were:  Capital Stock of Ps. 23,474,477, Legal Reserve of Ps. 581,571, Share Repurchase Fund of Ps.1,667,302, Repurchased Shares of Ps. (1,387,302), and Retained Earnings of Ps. 1,655,440.

As a part of the adoption of International Financial Reporting Standards (IFRS), the effects of inflation recognized under capital stock pursuant to MEX NIF through December 31, 2007, were reclassified as retained earnings because the accumulated inflation recognized under MEX NIF is not considered hyperinflationary according to IFRS.  In order to recognize inflation, IFRS requires, among other factors, that cumulative inflation in a three year period approach or exceed 100%. Because under IFRS there was no period of hyperinflation, the effects of inflation on the capital stock reduction are presented as a reduction in retained earnings for the propose of IFRS, which is the account to which these effects were reclassified as of the transition date to IFRS (January 1, 2011).

iii. Adjustments between MEX NIF and IFRS – Below is the summary of the adjustments that the Company has identified in its transition from MEX NIF to IFRS as of January 1, 2011, and for the year ending December 31, 2011 as well as an estimate of their most significant effects with their corresponding deferred income tax impact:

a. Reclassification of cash and cash equivalents – The Company presented its cash and cash equivalents associated with its trusts for investment and administration for purposes of MEX NIF based on the period such assets were expected to be paid to the contractor (current and non-current).  For purposes of IFRS, such amounts are presented as current given that they are readily available for use.

b. Embedded derivatives in lease agreements – Under MEX NIF, the Company recognized embedded derivatives associated with lease agreements of commercial spaces located at the airport terminals. Such agreements are denominated in U.S. dollars, differing from the Company’s functional currency, which is the Mexican peso. According to IFRS, as the U.S. dollar is commonly used in the region where the Company operates for this type of lease agreement, it derecognized the embedded derivatives that had been recognized under MEX NIF as permitted by IAS 39, Financial Instruments: Recognition and Measurement.

Fourth Quarter Report 2012	Page 26 of 30

The effects of these changes were as follows:

c. Intangible Assets – At the transition to IFRS the Company eliminated the effects of inflation recognized in accordance with MEX NIF through December 31, 2007, as the cumulative inflation recognized under MEX NIF occurred during periods that were not considered to be hyperinflationary in IFRS. Amortization for the year ended December 31, 2011 was adjusted according to the intangible asset value determined under IFRS, which excludes the cumulative inflation previously recognized under MEX NIF. In addition, in determining the amount of borrowing costs eligible for capitalization during a period for purposes of IFRS, any investment income earned on such funds is deducted from the borrowing costs incurred, whereas for purposes of MEX NIF such amounts were recognized as income.

The impacts derived from the changes are shown in the table below:

Fourth Quarter Report 2012	Page 27 of 30

d. Deferred taxes – As a result of changes in accounting values related from the adoption of IFRS, the Company recognized the effects of deferred income taxes based on the tax rate applicable according to their estimated date of reversal. Additionally, under MEX NIF the recoverable tax on assets was presented as a separate line-item. However, for IFRS purposes, the amount of the recoverable tax on assets is presented within deferred income taxes.

The changes described in the previous paragraph increased the deferred tax assets as shown below, based on the tax rate applicable according to their estimated date of reversal.

e. Current and deferred PTU – According to MEX NIF, current PTU is presented within other expenses. Under IFRS, current PTU is considered to be an employee benefit and is presented in cost of services as part of employee costs in the consolidated statement of comprehensive income. MEX NIF requires that deferred PTU be determined by applying a similar model to deferred income taxes and is calculated by comparing the book value of assets and liabilities to their tax value as of the date of the financial statements. As deferred PTU is not permitted by IFRS, the amount recognized under MEX NIF was derecognized in the transition to the IFRS.

Fourth Quarter Report 2012	Page 28 of 30

f. Employee benefits – In accordance with MEX NIF, the Company recognized seniority premium benefits, termination benefits and retirement benefits from severance payments at the end of the work relationship, pursuant to Financial Reporting Standard D3 Employee Benefits. However, under IFRS, the liability for termination benefits from severance payments at the end of the work relationship was derecognized as it does not meet the requirements of IAS 19 (revised 2011), Employee Benefits, which requires the existence of a demonstrable obligation (whether contractual or constructive) to terminate the work relationship with the employee in order for a liability to be recognized. Additionally, the Company utilized the optional exemption of IFRS 1, which consists of recognizing all unrecognized items in retained earnings as of the transition date.

The effect of this change is:

g. Effects of inflation in the financial information – In accordance with MEX NIF, the Company’s common stock and legal reserve include the effects of inflation through December 31, 2007. However, for IFRS, these effects were eliminated as the cumulative inflation recognized under MEX NIF occurred during periods that were not considered to be hyperinflationary in IFRS. IFRS requires, among other factors, that in order to recognize inflation in the financial information, cumulative inflation in a three year period needs to approach or exceed 100%, which represents a reclassification among equity accounts. Since 1998, the year in which the Company was incorporated, and through December 31, 2012, the cumulative inflation over a three-year period has not reached or exceeded 100%.

The effect of this change is as follows:

Fourth Quarter Report 2012	Page 29 of 30

h. Retained earnings – The changes described previously increased retained earnings as of the Company’s transition date as shown below:

Other differences in presentation and disclosures in the financial statements – Disclosure requirements for IFRS are generally broader in scope than those of MEX NIF. This may result in a greater number of disclosures regarding accounting policies, significant judgments and estimates, financial instruments and risk management, among others. Additionally, differences in the presentation of figures could arise.

The information contained in this report has been prepared in accordance with IFRS guidelines issued and in effect as of the date of this report.

* * *

Fourth Quarter Report 2012	Page 30 of 30

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: February 27, 2013